Room 4561

October 11, 2007

Maura A. Smith
Senior Vice President, General Counsel
        and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

>   **Re: International Paper Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 1-03157**

Dear Ms. Smith:

    We have reviewed the above referenced filing and your response letters dated May 4 and July 26, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

1. Notwithstanding your response to comment 7 of our letter dated July 12, 2007, we believe that the tabular presentation made pursuant to Item 303(A)(5) of Regulation S-K should include all known contractual obligations as of the latest balance sheet date. The IP Debt Securities appear to represent a contractual obligation of a type described in the Item and therefore appear to be subject to the distinct disclosure requirements of the Item. Similarly, we also believe that these securities should be included in your debt footnote disclosures.

2. Notwithstanding your response to comment 8 of our letter dated July 12, 2007 that you will add the phrase "non-cash components" where appropriate in subsequent filings, we believe that your footnote disclosure should be "clearly referenced to the statement of cash flows." See paragraph 74 of SFAS 95. The narrative discussion should clearly distinguish disclosures relating to non-cash <u>financing</u> and <u>investing</u> activities and provide sufficient information in the context of these categories as presented in the statements of cash flows. That is, the disclosures surrounding the application of SFAS 140 and FIN 39 should be clearly distinguished from the disclosures that address the non-cash financing and investing activities in compliance with SFAS 95. It seems that a majority of the components outlined in your response are non-cash investing activities that do not appear to have the appropriate level of disclosure.

3. Explain how the caption "Monetization of Installment Notes" on the face of the statements of cash flows properly describes the nature of the proceeds received when those proceeds are a result of cash borrowings. While we understand that the series of transactions was undertaken for a single purpose, this line item seems to summarize or net a number of separate investing and financing activities related to these transactions into a single line item. Each component outlined in your response should be separately presented or disclosed as individual cash and non-cash activities similarly to how you have outlined this information in your response. You received an ownership interest upon the transfer the Installment Notes and not cash (i.e., the component (b) of your response). This transaction appears to be a non-cash investing activity. You then received cash borrowings from the Borrower Entities (i.e., the component (e) of your response) upon the issuance of IP Debt Securities. It seems that the latter event is truly a cash financing activity and the borrowing should be properly captioned within this statement (i.e., cash borrowings).

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief